UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Name of Issuer)

ORDINARY STOCK, PAR VALUE $.025 PER SHARE
(Title of Class of Securities)
654407105

(CUSIP Number)

OCTOBER 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 654407105

1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) YONG PING DUAN
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	Sec Use Only
4)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 3,343,583
	6)	Shared Voting Power 0
	7)	Sole Dispositive Power 3,343,583
	8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,343,583 SH
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 9.52%
12)	Type of Reporting Person (See Instructions) IN

ITEM 1.

(A)	NAME OF ISSUER NINETOWNS
DIGITAL WORLD TRADE HOLDINGS LIMITED

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
5TH FLOOR, UNION PLAZA, 20 CHAOWAI STREET, CHAO YANG DISTRICT, BEIJING 100020, CHINA

ITEM 2.

(A)	NAME OF PERSONS FILING
YONG PING DUAN

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
C/O SY, LEE & CHEN 362 W. GARVEY AVE., MONTEREY PARK, CA 91754

(C)	CITIZENSHIP
U.S.A.

(D)	TITLE OF CLASS OF SECURITIES
ORDINARY STOCK, PAR VALUE $.025 PER SHARE

(E)	CUSIP NUMBER
654407105

ITEM  3.

If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) Or (c),  check  whether  the  person  filing  is  a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15U.S.C. 78c).

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 5.	OWNERSHIP. EXIBIT A

Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,343,583 SH

(b)	Percent of class: 9.52%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,343,583 SH

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 3,343,583 SH

(iv)	Shared power to dispose or to direct the disposition of: N/A

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

EXHIBIT A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

EXHIBIT A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

ITEM 10.	CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated:    OCTOBER 25, 2010

By:	/s/
Name: YONG PING DUAN

EXHIBIT A

ITEM 4:  OWNERSHIP

1. YONG PING DUAN		2. ENLIGHT FOUNDATION
a)	80,000SH	a)	3,263,583 SH
b)	0	b)	9.52%
c)	80,000SH	c)	3,263,583 SH
i)	80,000SH	i)	3,263,583 SH
ii)	N/A	ii)	N/A
iii)	80,000SH	iii)	3,263,583 SH
iv)	N/A	iv)	N/A

Mr. Yong Ping Duan has the power to direct the affairs of Enlight Foundation.
Mr. Duan is the President of Enlight Foundation.